SECURITIES AND EXCHANGE COMMISSION

                                  Washington, D. C.  20549



                                          SCHEDULE 13G


                        Under the Securities Exchange Act of 1934

                                    (Amendment No._____)*



NAME OF ISSUER:                            Southwest National Corporation


TITLE OF CLASS OF SECURITIES:              Common Stock


CUSIP NUMBER:                               845186105



Check the following box if a fee is being paid with this statement: [ ]


<PAGE 2>


CUSIP NO.  845186105

_________________________________________________________________

(1)  Name of Reporting Person        Southwest National Corporation
     SS or IRS Identification No.    IRS No. 25-1205426
     Of above Person
_________________________________________________________________

(2)  Check the Appropriate Box if a Member of a Group*
     (A) [ ]
     (B) [x]
_________________________________________________________________

(3)  SEC Use Only
_________________________________________________________________

(4)  Citizenship or Place of Organization:   PENNSYLVANIA
_________________________________________________________________

Number of Shares    (5)  Sole Voting Power           187,187
Beneficially        (6)  Shared Voting Power          35,841
Owned by Each       (7)  Sole Dispositive Power       86,077
Reporting Person    (8)  Shared Dispositive Power    188,212
With
_________________________________________________________________

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person:
     299,225 shares are held by Cede & Co., the nominee of Depository Trust Company.
_________________________________________________________________

(10) Check Box if the Aggregate Amount in Row (9) excludes certain shares*
_________________________________________________________________

(11) Percent of Class Represented by Amount in Row 9:
     9.76%
_________________________________________________________________

(12) Type of Reporting Person*
     BK
_________________________________________________________________
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   SCHEDULE 13G
                (Under the Securities and Exchange Act of 1934)


Item 1(a) Name of Issuer:

               Southwest National Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

               111 South Main Street
               Greensburg, Pennsylvania 15601

Item 2(a) Name of Person Filing:

               Southwest National Bank of Pennsylvania

Item 2(b) Address of Principal Business Office:

               111 South Main Street
               Greensburg, Pennsylvania 15601

Item 2(c) Citizenship: Southwest National Bank of Pennsylvania was organized in Pennsylvania under and pursuant to the laws of the United States.

Item 2(d) Title of Class of Securities:

               Common

Item 2(e) CUSIP Number:

               845186105

Item 3    Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

               The person filing is a bank as defined in section 3(a) (6) of the Act.

Item 4    Ownership as of December 31, 1997:

          (a)  Amount Deemed Beneficially Owned:
                 299,225 shares

          (b)  Percent of Class:
                 9.76% of the outstanding shares exclusive of shares held by or for the account of the issuer or any subsidiary of the issuer.

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          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote:
                    187,187

               (ii) shared power to vote or to direct the vote:
                     35,841

               (iii)sole power to dispose or to direct the disposition of:
                     86,077

               (iv) shared power to dispose or to direct the disposition of:
                    188,212

Item 5

Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6

Ownership of More than Five Percent on Behalf of Another Person:

All 299,225 of these shares are held by Cede & Co., the nominee of Depository Trust Company, with respect to the Bank's fiduciary capacity in 59 separate trust accounts. In every instance another entity is entitled to receive the dividends from such securities or the proceeds from the sale of such securities; and the Bank disclaims any beneficial interest in the shares. No individual trust account holds an interest of 5% or more.

Item 7

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported or By the Parent Holding
Company:  Not applicable.

Item 8

Identification and Classification of Members of the Group:
Not applicable.

Item 9

Notice of Dissolution of Group:  Not applicable

<PAGE 5>

Item 10

Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


     Southwest National Bank of Pennsylvania


     By:  (signature) ________________________________________
          (name) Michael J. Earle
          (title) Senior Vice President/Trust Division


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date    February 23, 1998


(signature) __________________________________________
(name)
 Michael J. Earle
(title) Senior Vice President/Trust Division